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                           February 14, 2023

       Brian Podolak
       Chief Executive Officer
       Vocodia Holdings Corp
       6401 Congress Ave
       Boca Raton, FL 33487

                                                        Re: Vocodia Holdings
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed January 31,
2023
                                                            File No. 333-269489

       Dear Brian Podolak:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated January 3, 2023.

       Form S-1 filed January 31, 2023

       Capitalization, page 44

   1. Your disclosure on page F-14 states that your Notes include a conversion feature, whereupon a Liquidity
Event (as defined in the Agreements), the Notes may be payable to the holders by the
Company delivering to the holders shares of common stock. Clarify if your initial public
offering is considered a Liquidity Event and if these notes will automatically convert
to shares of common stock upon effectiveness of your offering. If so, tell us how you
considered reflecting this in your Capitalization and Dilution disclosures.
 Brian Podolak
FirstName LastNameBrian
Vocodia Holdings Corp Podolak
Comapany14,
February  NameVocodia
            2023       Holdings Corp
February
Page 2 14, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
47

2. Please refer to prior comment 2 and disclose the total number of paying customers and the number of DISAs sold for all periods presented.
Security Ownership of Certain Beneficial Owners and Management, page 85

3. Please disclose separately the beneficial ownership of the common stock and the preferred stock and the total voting power of the holders. See Item 403 of Regulation S-K.
Financial Statements, page F-1

4. Your disclosure on page 13 states that a 1-for-20 reverse stock split was effected on
         January 27, 2023. Please revise your financial statements for the years ended December
         31, 2021 and 2020 and for the nine months ended September 30, 2022 and 2021 to give retroactive effect to the stock split. Refer to SEC Staff Accounting Bulletin Topic 4.C.
Financial Statements for the Nine Months Ended September 30, 2022 and 2021 Combined Statement of Cash Flows, page F-5

5. Revise to include statements of cash flows for the interim period from the latest fiscal year end to the latest interim balance sheet date, and for the corresponding period in the prior fiscal year. That is, provide a statement of cash flows for the nine months ended
         September 30, 2022 and for the nine months ended September 30, 2021. Further, ensure the headings included in your statement of cash flows and statement of operations are
         consistent and clearly describe the periods included. That is,    For
the Nine Months Ended
         September 30, 2022    and    For the Nine months Ended September 30,
2021.    Refer to
         Article 8-03 of Regulation S-X.
6. Revise your disclosures to describe your stock based compensation arrangements resulting in the $1,826,500 non-employee stock based compensation recognized for the nine months ended September 30, 2022. Include all the disclosures required by ASC 718.
Note 8 - Issuance of Convertible Notes Payable, page F-14

7. Clarify your disclosure to describe your accounting for the value of the warrant allocated to Additional Paid in Capital. That is, clarify if this discount is amortized as interest expense over the term of the note. Otherwise, please clarify your accounting for this discount and the authoritative accounting literature upon which you are relying.
 Brian Podolak
FirstName LastNameBrian
Vocodia Holdings Corp Podolak
Comapany14,
February  NameVocodia
            2023       Holdings Corp
February
Page 3 14, 2023 Page 3
FirstName LastName
Financial Statements for the Years Ended December 31, 2021 and 2020
Notes to Financial Statements
Note 2-Summary of Significant Accounting Policies
Principles of Combination, page F-23

8. In your response to prior comment 5 you state that together Messrs. Sposato and Podolak
         both own the same number of shares of the Company   s stock and the
same percentage of
         total voting interests at the effective date of the Contribution Agreement. As such, clarify how Mr. Sposato has a controlling financial interest in Vocodia Holdings Corp. at the effective date of the Contribution Agreement and why it is appropriate to account for this transaction as a transaction between entities under common control. That is, clarify how
         Mr. Sposato owned, directly or indirectly, more than 50% of the outstanding voting shares of the company at the effective date of the Contribution Agreement. Refer to ASC 805-
         50-20 and ASC 810- 10-15-8. In your response, include the specific number of voting shares held by Mr. Sposato and the specific number of voting shares held by each of the other shareholders of the Company at the effective date of the Contribution Agreement
         (August 1, 2022). If you include the 2 million preferred shares held by Mr. Sposato as voting shares, please clarify how the preferred shares had voting rights at the effective date of the Contribution Agreement. In this regard, we note your disclosure on page 88 that the Articles of Amendment providing that each share of preferred stock is entitled to
         1,000 votes per share was dated October 21, 2022. That is, it appears that these voting rights were provided subsequent to the date of the Contribution Agreement.
9. We note your response to prior comment 7 and your revised disclosures in the registration statement. Please also revise the disclosures in your financial statements to describe the date and the terms of the Contribution Agreement pursuant to which Click Fish Media,
         Inc. became a wholly owned subsidiary of Vocodia Holdings Corp. Also disclose how you are accounting for this transaction and the basis for this determination taking into consideration the factors noted in the comment above.
Signatures, page II-6

10. Please revise the signature page to identify who is signing as the controller or the principal accounting officer of the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Laura Veator, Senior Staff Accountant at 202-551-3716, or Stephen
 Brian Podolak
Vocodia Holdings Corp
February 14, 2023
Page 4

Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Jan Woo, Legal Branch Chief, at202-
551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameBrian Podolak
                                                        Division of Corporation
Finance
Comapany NameVocodia Holdings Corp
                                                        Office of Technology
February 14, 2023 Page 4
cc:       Ross Carmel
FirstName LastName